UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Rua Amador Bueno, 474
São Paulo, SP 04752-005
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

BANCO SANTANDER (BRASIL) S.A.
Listed Company with Authorized Capital
Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001 -42
Company Registry Number (“NIRE”) # 35.300.332.067

SPECIAL MEETING
FEBRUARY 3, 2010

ADMINISTRATOR ELECTION
(Information on applicants appointed by the controlling shareholders to be elected in the Special Meeting to be held on February 3, 2010 at 10:00 A.M.)

(Article 10 of CVM Instruction # 481/09 and Items 12.6 to 12.10 of Reference Form (CVM Instruction # 480/09))

Information	Applicants
Name	José de Menezes Berenguer Neto	José de Paiva Ferreira	Celso Clemente Giacometti
Age	43 years old	50 years old	66 years old
Profession	Bank employee	Administrator	Business administrator
Individual Taxpayer ID (“CPF/MF”)	079.269.848-76	007.805.468-06	029.303.408-78
Elective office to be held	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors of the Company (External Board)
Expected election date	February 3, 2010	February 3, 2010	February 3, 2010
Investiture date	Subject to approval of election by the Brazilian Central Bank	Subject to approval of election by the Brazilian Central Bank	Subject to approval of election by the Brazilian Central Bank

Expected term of office	AUG 2011	AUG 2011	AUG 2011
Other positions or functions to performed in the Company	Deputy Senior Chief Executive Officer	Deputy Senior Chief Executive Officer	He does not hold any other function or
Appointment	Appointed by the controlling shareholder	Appointed by the controlling shareholder	Appointed by the controlling shareholder
Background	A Brazilian citizen, born on September 10, 1966. Having main place of business at Avenida Paulista, 1374 – 3º andar – Bela Vista – São Paulo – SP – CEP 01310-916. He is Bachelor of Law, graduated in 1989 at the Law School of Pontifícia Universidade Católica de São Paulo. As a deputy senior chief executive officer, he is responsible for the Wholesale segment of the Company, including Global Banking & Markets and Treasury. He has worked in investment bank and treasury area for 24 years. In 1997 and 1998 he worked as a member of the Emerging Markets Traders Association board. He was also a member of the Board of Directors of the Stock Exchange of Rio de Janeiro, from 2000 to 2002. In 2002 he became a director of BM & F. Currently he is the executive officer of FEBRABAN. Also executive officer of Santander Leasing S.A., Arrendamento Mercantil, Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandepe S.A., Companhia Real de Valores – Distribuidora de Títulos e Valores Mobiliários, and Real CHP S.A.	A Portuguese citizen, born on March 1, 1959. Having main place of business at Avenida Paulista, 1374 – 3º andar – Bela Vista – São Paulo – SP – CEP 01310-916. He is Bachelor of Business Administration at Fundação Getúlio Vargas, post-graduated in administration at Fundação Getúlio Vargas and has an MBA at Wharton School of Business. As a deputy senior chief executive officer, he is responsible for the Retail area which includes all distribution channels, PF and PJ segments, retail Products and Marketing of the Bank. He has worked in the financial market for 35 years. He started at Banco Bradesco in 1973. He joined Banco Geral do Comércio in 1985 as a Senior Service Assistant and held positions of executive officer and deputy chief executive officer at Banco Geral do Comé rcio, Santander Noroeste S.A., Banco Meridional and Banco Banespa. Currently he is also executive officer of Santander Asset Management Distribuidora de Títulos e Valores Mobiliários, Ltda., Santander Leasing S.A. Arrendamento Mercantil, Santander Administradora de Consórcios Ltda., Aymoré Crédito, Financiamento e	A Brazilian citizen, born on October 13, 1943. Having main place of business at Avenida Vereador José Diniz, 3725 – 6º andar – conj. 61 - São Paulo - SP - CEP 04641-000. He is Bachelor of Business Administration at Faculdade de Economia São Luís and Accounting at Faculdade de Ciências Econômicas de Ribeirão Preto, Inst. Universitária Moura Lacerda. He began his career at Citibank, São Paulo, where he worked from 1960 to 1963 as a trainee and reviser/auditor. He developed and consolidated his career at Arthur Andersen, where he worked from 1963 to 2001 and was admitted as a partner in 1974 when he became responsible for the Tax Policies in Brazil, being responsible for the management of the Tax Department in the country. He was President of Arthur Andersen from 1985 to 2000. Fro m 1997 to 2001 he was the partner in charge of the Tax Policies in Latin America. As the President of Arthur Andersen in Brazil, he was in charge of all operations in the country, including the local strategy, alignment

Investimento S.A., Banco Bandepe S.A., Santander Brasil Seguros S.A., Santander Seguros and Santander Capitalização S.A. He is an executive officer and member of the Board of Directors of Universia Brasil S.A., Santander Cultural. He is also member of the Board of Directors of Real Microcrédito Assessoria Financeira S.A. and member of the Trustee Council of Fundação Real.	with international strategies and performance, operating management, budgeting, human resources administration, corporate administration, local and international corporate agreements and contracts, customer, risk management and external representation. From 2004 to 2006 he worked as a General Officer of family holding Souto Vidigal S.A. and Family Office from Souto Vidigal family, being responsible for human resources management, finance teams, tax, controllership, and corporate administrative support and service to the families; financial resources administration. Since 2002 he is the senior partner of Giacometti Serviços Profissionais Ltda., a company that provides consultancy services in family and corporate governance. He also holds positions in the following companies: (i)CTEEP – Transmissão Paulista - member of the Audit Committee since August 2006, reelected until March 2010, (ii) Tarpon Investimentos - member of the Board of Directors and Coordinator of the Audit Committee from April 2007 to April 2010, (iii)Marisa S.A. - member of the Board of Directors and Coordinator of the Audit Committee from April 2007 until April 2010, (iv) LLX Logística - member of the Board of Directors and Audit Committee from February 2008 to March 2010, (v) AMBEV - member of the Audit Committee and the Tax Committee from April 2008 until 2010.

Judicial, administrative or criminal convictions	The administrator was not found guilty in criminal proceedings or pertinent judicial or administrative proceedings.	The administrator was not found guilty in criminal proceedings or pertinent judicial or administrative proceedings.	The administrator was not found guilty in criminal proceedings or pertinent judicial or administrative proceedings.
Existence of spouse relationship, common-law marriage or kinship (parents, brothers or sisters and grandparents)	Brother of the Officer without specific appointment from Companhia André Fernandes Berenguer.	N/A	N/A
Subordination relationship, service provision or control for the last 3 fiscal years	There are no pertinent agreements or obligations between the Company and said administrator.	There are no pertinent agreements or obligations between the Company and said administrator.	There are no agreements or obligations between the Company and said administrator.

ATTACHMENT I
OPTION PLAN TO PURCHASE SHARE DEPOSIT CERTIFICATE (“UNITS”) OF BANCO SANTANDER (BRASIL) S.A.

(To be approved at the Special Meeting of Banco Santander Brasil S.A to be held on February 3, 2010 at 10 A.M.)

I. DEFINITIONS

1.1. Each of the capitalized terms listed below, when used herein in both singular and plural forms, as the case may be, shall have the following meanings:

Term	Meaning

Plan	Option Plan to Purchase Share Deposit Certificate
of Banco Santander Brasil (Brasil) S.A., pursuant to Section 2.1.

Banco Santander Brasil or Banco Santander (Brasil) S.A.
Company

Unit	Share Deposit Certificates, each of which
representing fifty-five (55) common shares and
fifty (50) preferred shares issued by the Company,
pursuant to Section 2.1.

Participants	The individuals, as appointed by the Company’s
Board of Directors, who shall be the holders of
purchase options of Units according to the Plan,
pursuant to Section 2.1.

Option	The purchase option granted to the Participants,
which entitles the Participant to purchase one (1)
Unit, pursuant to Section 3.1.

Board of Directors	The Board of Directors of Banco Santander Brasil.

HR Department	The Human Resources Department of Banco
Santander Brasil.

Agreement	The Agreement for Granting the Purchase Option
of Units and Other Covenants to be entered into by
and between the Company and the Participants,
pursuant to Section 6.1.

Vesting Price	The price per Unit to be paid by the Participants to
the Company for vesting each Option, pursuant to
Section 8.1.

Parameters	The parameters, defined in this Plan, to be used by
the Board of Directors to determine the quantity of
Options that may be vested by the Participants
according to the Plan, pursuant to Chapter IX.

RTA	Total Return to the Shareholder, pursuant to
Chapter IX.

IFRS	The International Financial Reporting Standards,
issued by the International Accounting Standards
Board – IASB.

Budgeted Net Profit	Company’s Budgeted Net Profit determined by the
Board of Directors for each fiscal year, according to
the IFRS, pursuant to Chapter IX.

Realized Net Profit	Company’s Net Profit realized in each fiscal year,
determined according to the IFRS, pursuant to
Chapter IX.

BM&FBOVESPA	BM&FBOVESPA S.A. - Securities, Commodities,
and Futures Exchange.

RTA Percentage	Comparison between the RTA of Banco Santander
Brasil and the RTA of its major competitors, which
shall be the basis for determining the Options that
may be vested by the Participants, pursuant to
Section 9.2(a).

Net Profit Percentage	Comparison between the Budgeted Net Profit and
the Realized Net Profit, which shall be the basis for
determining the Options that may be vested by the
Participants, pursuant to Section 9.2(b).

Vesting Percentage	Result of the sum of RTA Percentage and Net
Profit Percentage, pursuant to Section 9.4.

Vested Options	The quantity of Options that may be vested by the
Participant, according to the Vesting Percentage, pursuant to Section 9.4.

Final Values	Result of hypothetical investments made,
individually, in Units and in shares of the
Company’s major competitors, determined on
12.31.2011, pursuant to Section 9.6.

Initial Values	Result of hypothetical investments made,
individually, in Units and in shares of the
Company’s major competitors, determined on
10.7.2009, pursuant to Section 9.6.

Option Vesting Period	Deadline for vesting the Options by the
Participants from 6.30.2012 to 6.30.2014,
pursuant to Section 10.1.

Vesting Form	Document to be signed by the Participant every
time an Option is vested, pursuant to Section 10.1.

Lock-up Period	Period during which the Participant will not be
allowed to dispose of the Units purchased
according to the Plan, pursuant to Section 11.1.

II. PURPOSES OF THE PLAN

2.1 This Option Plan to Purchase Share Deposit Certificate (“Plan”) is designed to grant purchase options of Share Deposit Certificates (“Units”), each of which representing fifty-five (55) common shares and fifty (50) preferred shares issued by BANCO SANTANDER (BRASIL) S.A. (“Banco Santander Brasil ” or “Company ”) to certain managers and managerial employees of Banco Santander Brasil and of companies controlled thereby (“Participants ”), with the following purposes:

(a) align the interests of Banco Santander Brasil and those of the Participants, aiming at, on one side, the growth and profitability of the Company’s businesses, and, on the other side, the recognition of the Participants’ contribution;

(b) allow the Company to retain the Participants, offering them, as an additional advantage, the opportunity to become or increase their interest as Company’s shareholders, according to the terms, conditions, and manners provided for in this Plan; and

(c) promote the good performance of the Company and of the shareholders’ interests through a long-term commitment by the Participants.

III. PURCHASE OPTION

3.1 Each option shall entitle the respective holders to purchase one (1) Unit (BM&FBOVESPA: “SANB11 ”), strictly in accordance with the terms and conditions set forth in this Plan, particularly those regarding the possibility of vesting, pursuant to Section 3.2 below (“Option ” or, collectively, “Options ”).

3.2 The Options granted to each Participant shall only be vested (i) in such quantity calculated by applying the Vesting Percentage on the total of Options, pursuant to Chapter IX below; and (ii) during the Option Vesting Period, pursuant to Chapter X below.

IV. PLAN ADMINISTRATION

4.1 This Plan shall be administered by the Board of Directors of Banco Santander Brasil (“Board of Directors ”) with the support of the Company’s Human Resources Department (“HR Department ”). The Board of Directors shall have powers, including, but not limited to:

(a) decide on any and all measures related to the administration of this Plan, detailing and application of the general rules established herein;

(b) resolve (i) on the purchase of Units by the Company itself; or (ii) within the limit of the authorized capital, on the issuance of new shares by the Company for the composition of Units, in order to comply with the provisions in this Plan, in both cases subject to the rules, deadlines and any applicable restrictions;

(c) change the dates on which the Options may be vested, the deadline for vesting the Options and the other terms and conditions of the Agreement (as defined below), provided that the Participants’ rights arising out of or related to this Plan are not hindered, excluding from such limitation any adaptations that may be made as a result of changes in the relevant legislation;

(d) examine exceptional cases arising out of or related to this Plan;

(e) settle doubts as to the interpretation of the general rules set forth in this Plan; and

(f) propose changes to the Plan due to adaptations of similar plans adopted by other companies of the Santander Group.

4.2 The HR Department shall handle the implementation of the Plan as determined herein, including, but not limited to, calculation of the parameters (as defined below) and of the Vested Options (as defined below), and shall provide all applicable notices to the Participants throughout the course of the Plan.

V. PARTICIPANTS OF THE PLAN AND DISTRIBUTION OF OPTIONS

5.1 For the purposes of this Plan, Participants shall mean only a determined number of employees at a higher hierarchical level of the Bank, determined by the Board of Directors and reported to the HR Department, according to the list of employees administered by the HR Department on such date the proposal of this Plan is approved by the Board of Directors.

5.2 The Options under the Plan shall be granted to the Participants on a personal and individual basis, and may not be pledged, assigned or transferred to third parties, except that the Options shall benefit the respective successor in case of death of the Beneficiary, in accordance with the terms of this Plan.

VI. OPTION AGREEMENT

6.1 Subject to the provisions of this Plan, the terms and conditions of each Option shall be determined in an “Agreement for the Granting of Purchase Option of Share Deposit Certificate (“Units”) and Other Covenants” (“Agreement ”), to be executed by the Company and each Participant. The Agreement shall set forth no less than the following conditions:

(a) the initial quantity of Options granted, the number of Units the Participant shall be entitled to purchase with the vesting of each Option, and the price per Unit for the vesting of each Option;

(b) the time during which the Vested Options may be vested (Option Vesting Period, as defined in Section 10.1 below), the conditions and Parameters (as defined below) for vesting the Options by the Participant and the deadlines for the full or partial vesting of the Vested Options;

(c) rules on the temporary restrictions to the transfer of the Units (lock-up period) and provisions on penalties in case of failure to comply with such restrictions; and

(d) any other terms and conditions not in accordance with the Plan.

6.2 The initial quantity of Options to which each Participant shall be entitled shall be shall be freely determined by the Board of Directors according to the relevance and essentiality of the position, the Participant’s potential, the involvement in strategic projects and the value added offered to the Company.

VII. QUANTITY LIMIT

7.1 The Plan shall be limited to the issuance of Options that results in a maximum dilution of up to zero point five percent (0.5%) of the current capital of the Company. The dilution corresponds to the percentage represented by the quantity of shares comprising the Units backing the Options, considering all Options granted in the Plan, whether or not vested, in relation to the total quantity of shares issued by the Company.

7.2 The Company’s shareholders, pursuant to the provisions of article 171, paragraph 3, Law # 6,404/76 and of the Company’s Bylaws, shall not have preemptive right in the granting and vesting of the Options originated from the Plan.

VIII. VESTING PRICE

8.1 The Vesting Price of the Options, to be paid by the Participants for the subscription or purchase of the Units (“Vesting Price”), shall be ) centavos R$ 23.50 (twenty -three reais and fifty per Unit, such value being equal to the price per Unit in the Public Offer of Share Deposit Certificate (“Units”) made by Banco Santander Brasil in the terms approved at the Meeting of the Board of Directors held on September 18, 2009, according to information contained in the final prospectus of the said offer, dated of October 6, 2009.

8.2 The Vesting Price shall be adjusted by virtue of (i) bonus in share/Unit, split or grouping of shares promoted by the Company, or (ii) corporate reorganizations and other events provided for in Chapter XIX below.

IX. PARAMETERS FOR THE PURCHASE OF OPTION VESTING RIGHT

9.1 The quantity of Options that may be vested by the Participants shall be determined according to the result of the determination of two (2) performance parameters of Banco Santander Brasil (“Parameters ”): (a) Total Return to the Shareholder (“RTA”) (defined pursuant to Section 9.6 below); and (b) the comparison, measured in percentage, between the annual budgeted Net Profit, as determined by the Board of Directors for each applicable year (“Budgeted Net Profit”), and the annual Net Profit realized according to the International Financial Reporting Standards, issued by the International Accounting Standards Board - IASB (“IFRS”), for each applicable year (“Realized Net Profit”). Exceptionally, for the fiscal year 2009, the measurement of the Budgeted Net Profit and the Realized Net Profit shall consider the IFRS criterion adopted by Banco Santander, S.A. (Spain), due to the non-existence of goal in the criterion referred to in the preceding sentence. Each of the said parameters shall individually determine up to fifty percent (50%) of the number of Options that may be vested by the Participants.

9.2. The parameters shall be evaluated on the following basis:

(a) Total Return to the Shareholder - RTA: The RTA of Banco Santander Brasil shall be determined, according to the terms of Section 9.6 below, for the period between October 7, 2009 (initial date of the negotiations of the Units at the floor of BM&FBOVESPA S.A. - Securities, Commodities, and Futures Exchange (“BM&FBOVESPA ”) and December 31, 2011 and shall be compared with the RTAs of its major competitors, according to list of institutions chosen by the Board of Directors and reported to the HR Department, and shall determine up to fifty percent (50%) of the number of Options that may be vested by the Participants. The position of Banco Santander Brasil among its competitors in relation to the RTA shall determine the percentage to be applied to the total quantity of Options that may be vested by the Participants (“RTA Percentage ”), according to the following table:

Position among competitors – RTA	Vested Options Percentage
1st (first)	50%
2nd (second)	35%
3rd (third)	25%
4th (fourth)	0%

(b) Budgeted Net Profit compared to Realized Net Profit: The Parameter shall be applied to each year (from 2009 to 2011) to encourage both the performance each year and the total period of three (3) years of this Plan. The Parameter shall be calculated by dividing the (i) Realized Net Profit by the (ii) Budgeted Net Profit, in percentage terms, determined after (i) each applicable vesting; and (ii) at the end of year 2011 to determine the result accrued along the years 2009 to 2011. Among the Options linked to this Parameter (Budgeted Net Profit compared to Realized Net Profit), the sum of which shall determine up to fifty percent (50%) of the Options that may be vested by the Participants, (i) ten percent (10%) of the Options granted for each year of the Plan; and (ii) twenty percent (20%) of the Options granted to determine the Realized Net Profit accrued between the years 2009 to 2011; shall be allocated. The tables below indicate the percentage to be applied to the total quantity of Options granted to the Participants (“Net Profit Percentage ”):

(b.1) year 2009:

Percentage of the Realized Net Profit x Budgeted Net Profit (2009)	Vested Options Percentage
100%	10%
90%	8%
80%	5%
70%	2%
< 70%	0%

(b.2) year 2010:

Percentage of the Realized Net Profit x Budgeted Net Profit (2010)	Vested Options Percentage
100%	10%
90%	8%
80%	5%
70%	2%
< 70%	0%

(b.3) year 2011:

Percentage of the Realized Net Profit x Budgeted Net Profit (2011)	Vested Options Percentage
100%	10%
90%	8%
80%	5%
70%	2%
<70%	0%

(b.4) accrued in years 2009, 2010 and 2011:

Percentage of the Realized Net Profit x Budgeted Net Profit (accrued 2009, 2010 and 2011)	Vested Options Percentage
100%	20%
90%	16%
80%	10%
70%	4%
<70%	0%

9.3 If the Realized Net Profit compared to the Budgeted Net Profit result at the intermediate ranges of the tables above, the calculation shall be made through interpolation. If the Realized Net Profit is higher than 100% of the Budgeted Net Profit, the maximum percentage of Options that may be vested shall be considered, that is, ten percent (10%) for each fiscal year individually and twenty percent (20%) for the accrued along the years 2009 to 2011.

9.4 The RTA Percentage added to the Net Profit Percentage applicable on every date at the end of each fiscal year during the Option Vesting Period shall be the percentage of the Options that may be vested per Participant (“Vesting Percentage ”). The Vesting Percentage applied on the total of Options granted to the Participants shall determine the Options that may be vested (“Vested Options ”). The Vesting Percentage shall be the same for all Participants, so as there shall be no individual calculation.

9.5 The Options granted that do not become Vested Options shall be automatically and legally extinguished, regardless of previous notice or indemnity, pursuant to Section 21.2 (a) below.

9.6 For the purposes of this Plan, RTA is a financial result indicator, determined in percentage terms, defined through the difference between (a) the result of hypothetical investments made, individually, in Units issued by Banco Santander Brasil (SANB11) and shares of its major competitors, determined on December 31, 2011 (“Final Values ”); and (b) the result of the same hypothetical investments on October 7, 2009 (“Initial Values ”), as follows:

(a) Initial Values are calculated by the weighted average per daily volume of the weighted average price of the Unit or share in question within fifteen (15) business days at BM&FBOVESPA immediately prior to October 7, 2009, including, that is, from September 17, 2009 to October 7, 2009 for the competitors and for Banco Santander Brasil shall be the value of R$ 23.50 per Unit;

(b) the determination of the Final Values shall consider the amounts related to dividends and interests on own capital, that may be distributed to the shareholders until December 31, 2011, as if they had been reinvested in the payors on such dates they were made available to the shareholders; and

(c) Final Values are calculated by the weighted average per daily volume of the weighted average price of the Unit or share in question at BM&FBOVESPA within fifteen (15) business days immediately prior to December 31, 2011.

9.6.1 The determination of the RTA shall use (i) the weighted averages per daily volume of the average price of the registered common shares and registered preferred shares issued by the Company’s major competitors, when applicable and, for the calculation of the Company, (ii) the Units of the Company – ticker SANB11. Any change of type or otherwise in relation to the shares in negotiation shall be subject to examination and review by the Board of Directors to determine the new calculation basis.

X. PERIOD AND VESTING OF THE OPTIONS

10.1 Subject to the provisions of Chapter IX above, the Vested Options may be vested by the Participants from June 30, 2012 until June 30, 2014 (“Option Vesting Period ”), unless as otherwise provided for in Chapter XII below. The Vested Options shall be vested in one or more times, subject to the minimum vesting, every time, of thirty percent (30%) of the Vested Options granted to the Participant on the vesting date (June 30, 2012), upon the delivery of the respective Options Vesting Form (“Vesting Form”) duly filled in and signed by the Participant. The Vested Options may be vested in full or part by the Participant, at the sole discretion thereof. The Participant may vest the Vested Options in part no more than three (3) times during the Option Vesting Period.

10.2 During the Option Vesting Period, the HR Department shall disclose the specific periods for the Participants to vest the Vested Options and for the delivery of the Units corresponding the Options vested by the Participants, as approved by the Board of Directors, so as the Company may have time enough to issue new shares to compose the Units and/or to purchase Units in the market for the physical settlement of the Options vested, subject to the compliance with all applicable legal and regulatory requirements, particularly (i) the required homologation of capital increase by the Central Bank of Brazil; or (ii) meeting the terms and complying with the rules applicable to programs for the repurchase of one’s own shares.

10.3 Subject to the Policy of Trading with Securities issued by the Company, the Company’s Investor Relations Director may, at any time, establish restrictions to vest the Vested Options on dates prior to the disclosure of material facts by the Company including, but not limited to, dates prior to the end of the fiscal year and the publication of the Company’s financial statements, dates comprised between decisions for capital increase, distribution of dividends, bonus in share or split and the publication of the respective notices or announcements and such other dates on which the vesting of the Vested Options is recommended to be discontinued.

10.4 The Vested Options not vested during the Option Vesting Period shall be automatically and legally extinguished, regardless of previous notice or indemnity, pursuant to Section 21.2 (b) below. If the deadline to vest the Vested Options coincides with the period of prohibited trading with securities issued by the Company, pursuant to its Material Act or Fact Disclosure Policy or the legislation applicable, the Option Vesting Period shall be extended until the subsequent date determined by the HR Department to vest the Vested Options.

10.5 Banco Santander S.A. (Spain) will attempt to grant financing at market rates for such Participants who require funds to subscribe or purchase Units, according to the Vesting Price set forth in Section 8.1.

XI. UNITS DISPOSAL RESTRICTIONS (LOCK -UP )

11.1 The quantity corresponding to one third (1/3) of the Units resulting from the vesting of the Vested Options may not be disposed of by the Participant for one (1) year as of the purchase date of each Unit (“Lock-up Period ”). For the avoidance of doubt, the Lock-up Period shall be counted every time the Vested Options are vested by the Participant, that is, in the event the Participant vests the Vested Options in part, the Lock-up Period for the respective Units shall begin on each date on which new Units are purchased by the Participant. The Units shall remain blocked for disposal at Santander Corretora during the Lock-up Period.

11.2 For the purposes of this Chapter XI, “disposal” means the offer, the sale, the promise to sell, the closing of sale, the exchange, the rent, the promise to rent, the pledge, the giving in trust, the transactions with derivatives backed in Units or any other direct or indirect manner of disposal or encumbrance of Units.

XII. DISCHARGE, DEATH AND DISABILITY

12.1 The Options whose holders resign or are dismissed from the Company and/or controlled companies and no longer have executive attributions in any company of the group shall be legally terminated in advance, in full or part, pursuant to this Chapter XII. Except as provided for in Section 12.1.1 below, the Options held by managers shall be terminated on such date they leave the office, whether as a result of resignation or as elected by the body that elected them. In case of employees, the termination shall occur on such date that coincides with the employment agreement termination date.

12.1.1 In the event a Participant remains as an employee for the Company after the resignation or discharge from the position of Company’s manager, the Plan shall continue its course in relation to the said Participant.

12.2 In the event of discharge of the Participant, the following rules shall apply:

(a) in case of discharge of a Participant as a result of dismissal, resignation or by virtue of dismissal with cause or removal from office, the Participant (i) shall lose the right to participate in the Plan, and the Options granted that will have not been then vested shall be legally terminated; and (ii) may vest the Vested Options on the first date available for vesting;

(b) in case of discharge of a Participant due to termination of the employment agreement as a result of acts practiced by the Company, pursuant to article 483 of the Brazilian Labor Code, or by virtue of dismissal without cause, or by mutual consent in case of a Participant who does not have an employment relationship, the Participant (i) may vest the Vested Options on the first date available for vesting; (ii) may vest the Options not yet vested in a quantity proportional to the time of permanence of the Participant in the Plan, according to the following formula:

Discharge Date – Options Grant Date = % of the Options not vested that will be the basis for calculating the Options that may be vested
Total Plan Duration (number of days)

(b.1) as example, what follows is the formula indicated above with hypothetical dates:

8.20.2010 – 1.22.2010 = 210 (days) = 23.59%
              890                        890

Wherein:

8.20.2010 = Participant’s Discharge Date

1.22.2010 = Options Grant Date

890 = total days of the Plan = 6/30/12 – 1/22/2010

If the performance parameters described in Chapter IX sum up to 90%, for example, the Percentage of Options not vested that shall be granted to the Participant discharged in the events described in Section 12.2(b) above shall be: 90% x 23.59% = 21.23%

(b.2) the quantity of Options so calculated shall be subject to the Vesting Percentage;

(b.3) the vesting may be made on the first date available for vesting, if such period has not commenced yet, or on the discharge date, if within the Option Vesting Period;

(c) in case of death of the Participant, the Options may be vested in full by the respective successor in the Option Vesting Period, without applying the percentage of time of permanence of the Participant in the Plan, but applying the Vesting Percentage described in Chapter IX;

(d) in case of permanent disability of the Participant, as proven by two (2) medical reports (public or private institution), the Options may be vested in full by the Participant in the Option Vesting Period, without applying the percentage of time of permanence of the Participant in the Plan, but applying the Vesting Percentage described in Chapter IX;

(e) in the event of a medical leave of the Participant, the Plan shall continue in its regular course; and

(f) in the event of retirement of the Participant for time of service, the provisions in item (b) above shall apply.

12.3 In the event the Participant is discharged from the Company to be transferred to another company of the Santander Group located outside Brazil, the provisions of Section 12.2(b) above shall apply upon the discharge from the Company. In addition, the conditions for the Participant so transferred to participate of the Long-Term Incentive Plan sponsored by the unit of the Santander Group receiving him/her shall be checked.

12.4 For the avoidance of doubt, the same parameters shall be used for all Participants, including those discharged and in the other events described in this Chapter XII, since the parameters relate to the Company’s performance in already specified periods and the calculation thereof shall always be in accordance with Chapter IX, regardless of the Discharge Date or the occurrence of other events described in this Chapter XII.

XIII. QUANTITATIVE ADJUSTMENTS OF THE OPTIONS

13.1 In order to preserve the Purposes of the Plan, the quantities of Options, or the Vesting Price thereof, shall be adjusted up or down upon the occurrence of: (a) split, grouping or bonus of shares; (b) consolidation, merger, split-up; (c) other procedures of similar nature and relevant meaning. Any adjustment shall also be reflected in the calculation of the Final Values for the purposes of the RTA.

13.2 The HR Department, under the supervision of the Board of Directors, shall proceed to the said quantitative adjustments using the methods adopted by the BM&FBOVESPA to make similar adjustments in its markets of shares.

XIV. VESTING NOTICE AND PAYMENT CONDITIONS

14.1 The Participant shall give a notice of the vesting of the Options to the HR Department prior to the date of the effective subscription or purchase of the Units according to the deadlines approved by the Board of Directors, pursuant to Section 10.2 above.

14.2 The payment of Units subscribed or purchased shall be made by the Participant on demand, upon the subscription or purchase, in legal tender.

XV. NON-BINDING EFFECT

15.1 This Plan is an onerous business of exclusively civil nature and does not create any labor or social security obligation between Banco Santander Brasil and the Participants, whether they are statutory managers or employees.

XVI. NO INTERFERENCE WITH THE EMPLOYMENT, OFFICE OR CONTRACTUAL RELATIONSHIP

16.1 No provision of this Plan may be interpreted as creating rights to Participating employees, other than those related to the Options, the nature of which is exclusively civil, nor shall grant rights to the Participants related to the guarantee of permanence as employee or otherwise interfere with the Company’s right, subject to the legal conditions and those of the employment agreement, to terminate the relationship with the Participant at any time.

16.2 Additionally, no provision of this Plan shall grant to any Participating officer holding of an Option rights related to the permanence until the end of the term thereof, or otherwise interfere with the Company’s right to dismiss him/her or assure his/her right to reelection.

XVII. LIMITATION OF PARTICIPANT’S RIGHTS

17.1 No Participant shall have any rights and privileges of a shareholder of the Company until the payment date of the vesting of the Options, with the transfer of the Units to the Participants.

XVIII. DIVIDENDS AND BONUSES

18.1 The Units purchased by the beneficiaries of the Options shall be entitled to dividends, interests on own capital and other proceeds declared by the Company as of the physical settlement date of the vesting of the Options, with the transfer of the Units to the Participant.

XIX. CORPORATE REORGANIZATION

19.1 If the shareholders at a Special Meeting resolve on (i) the withdrawal of the Company from the special segment of listing then in force, except in the event the Company migrates to the special segment of listing New Market of BM&FBOVESPA; or (ii) a corporate reorganization operation, in which the company resulting from such reorganization is not admitted for trading in the special segment of listing then in force, except if such segment is the New Market, the Board of Directors may, at its sole discretion, approve the Options to be released from vesting in full or part by the Participants. The Board of Directors may also establish special rules that allow the Units under the Options to be sold in the Public Offer of purchase to be made pursuant to the Listing Regulation and the Bylaws then in force.

19.2 In the event the Company adheres to the special segment of listing New Market of BM&FBOVESPA, the Board of Directors shall determine the number of common shares issued by Banco Santander Brasil that may be subscribed by the Participants for vesting each Option.

XX. DISPOSAL OF CONTROL

20.1 In case the Company’s controllers directly or indirectly dispose of, both through a single operation and through successive operations, a number of shares that implies change in the Company’s control, pursuant to the Listing Regulation then applicable to the Company, the Board of Directors may, at its sole discretion, approve that the Options be released to be vested in full or part by the Participants. The Board of Directors may establish special rules that allow the shares under the Options to be sold in the Public Offer of purchase.

XXI. EFFECTIVE DATE AND PLAN TERMINATION

21.1 The Plan becomes effective immediately after the approval thereof by at Company’s Special Meeting, and shall remain in force until 6.30.2014. However, the Plan may be terminated, suspended or changed, at any time, as proposed by the Board of Directors approved at the Special Meeting. The termination of the Plan shall not affect the effectiveness of the Options granted based thereon still in force.

21.2 The Options granted pursuant to the Plan and its effects shall be automatically and legally terminated in the following cases:

(a) if they fail to become Vested Options or upon the full vesting thereof, in relation to the Vested Options;

(b) after the lapse of the Option Vesting Period; or

(c) upon the termination of the Option Agreement; or

(d) if the Company is dissolved, liquidated or becomes bankrupt.

XXII. ADDITIONAL PROVISIONS

22.1 The Board of Directors, in the interest of the Company and its shareholders, may revise the conditions of this Plan, provided that such revision does not change its basic principles, particularly the maximum limits for the issuance of shares to compose the Units according to the Plan, approved by the General Meeting.

22.2 The Board of Directors may also establish a particular treatment for special cases and situations, during the effectiveness of the Plan, provided that it does not hinder the rights already granted to the Participants, or the basic principles of the Plan. Such particular treatment shall not constitute a precedent to be used by other Participants.

22.3 Each Participant shall be responsible for complying with the tax law in force and for the respective payment of taxes levied on the Plan.

22.4 Any relevant legal change regarding the regulation of companies by shares and/or to the tax effects of an option plan to purchase shares may imply in its partial or full revision, or even suspension or termination, at the discretion of the Board of Directors, maintaining the rights of the Participants who already have Vested Options.

22.5 The casus omissus shall be governed by the Board of Directors.

*****

ATTACHMENT II

LONG -TERM INCENTIVE PLAN - INVESTMENT IN SHARE DEPOSIT CERTIFICATE (“UNITS”) OF BANCO SANTANDER (BRASIL) S.A.

(To be approved at the Special Meeting of Banco Santander (Brasil) S.A. to be held on Feb. 03, 2010 at 10:00AM)

I. DEFINITIONS

1.1. Each of the capitalized terms listed below, when used herein in both singular and plural forms, as the case may be, shall have the following meanings:

Term	Meaning

Plan	Long-Term Incentive Plan available to certain
employees of Banco Santander Brasil, pursuant to
Section 2.1.

Banco Santander Brasil or Banco Santander (Brasil) S.A.
Company

Participants	Employees of Banco Santander Brasil, including
managers, managerial employees and other
employees of Banco Santander Brasil and
companies controlled thereby to whom the Plan is
offered, pursuant to Section 2.1.

Bonus	The payment of funds, in cash, by the Company to
the Participants, pursuant to Section 3.1.

Units	Share Deposit Certificates, each of which
representing fifty-five (55) common shares and
fifty (50) preferred shares issued by the Company,
pursuant to Section 3.1.

Board of Directors	The Board of Directors of Banco Santander Brasil.

Santander Corretora	Santander S.A. Corretora de Câmbio e Títulos.

BM&FBOVESPA	BM&FBOVESPA S.A. - Securities, Commodities,
and Futures Exchange.

HR Department	The Human Resources Department of Banco
Santander Brasil.

Agreement	Agreement to be executed between the Company
and the Participants to formalize the Plan,
pursuant to Section 6.1(i).

Number of Reference Units	The number of Reference Units for the purposes of
this Plan applicable to the respective cycle,
pursuant to Section 6.1(b).

Investment Form	The document to be signed by the Participants,
together with the Agreement, for the purposes of
the investment in Units in accordance with this
Plan, pursuant to Section 6.1(ii).

Parameters	The parameters, defined in this Plan, to be used by
the Board of Directors to determine the amounts
of the Bonuses, pursuant to Chapter VIII.

RTA	Total Return to the Shareholder, pursuant to Chapter VIII.

Budgeted Net Profit	Company’s Net Profit determined by the Board of
Directors in each fiscal year, according to the IFRS,
pursuant to Section 8.1.

IFRS	The International Financial Reporting Standards,
issued by the International Accounting Standards Board – IASB.

Realized Net Profit	Company’s Net Profit realized in each fiscal year,
determined according to the IFRS, pursuant to
Section 8.1.

RTA Percentage	Comparison between the RTA of Banco Santander
Brasil and the RTA of its major competitors, which
shall be the basis for determining the amount of
the Bonus, pursuant to Section 8.2(a).

Net Profit Percentage	Comparison between the Budgeted Net Profit and
the Realized Net Profit, which shall be the basis for
determining the amount of the Bonus, pursuant to Section 8.2(b).

Performance Percentage	Result of the sum of RTA Percentage and Net Profit Percentage, pursuant to Section 8.4.

Final Values	Result of hypothetical investments made,
individually, in Units and in shares of the
Company’s major competitors, determined on each
of the three cycles on 12.31.2011, 12.31.2012 and
12.31.2013, pursuant to Section 8.5.

Initial Values	Result of hypothetical investments made,
individually, in Units and in shares of the
Company’s major competitors, determined on each
of the three cycles on 10.7.2009, 12.31.2009 and
12.31.2010, pursuant to Section 8.5.

Lock-up Period	Period during which the Participant shall not be
allowed to dispose of the Units purchased
according to the Plan, pursuant to Section 10.1.

II. PURPOSES OF THE LONG -TERM INVESTMENT PLAN

2.1 This Long-Term Incentive Plan (“Plan”) is an investment opportunity given to certain employees of BANCO SANTANDER (BRASIL) S.A. (“Banco Santander Brasil ” or “Company ”), including managers, managerial employees and other employees of Banco Santander Brasil and companies controlled thereby (“Participants ”). The purposes of the Plan are as follows:

(a) align the interests of Banco Santander Brasil and of the Participants aiming at, on one side, the growth and profitability of the Company’s businesses and, on the other side, the recognition of the Participants’ contribution to the development of the activities of Banco Santander Brasil;

(b) allow the Company to retain the Participants in its staff, offering them as an additional advantage the opportunity to become or increase their interest as Company’s shareholders, according to the terms, conditions, and manners provided for in this Plan; and

(c) promote the good performance of the Company and of the shareholders’ interests through a long-term commitment by the Participants.

2.2 The Plan represents a modality of investment in the market of shares involving a high risk. The Participants who accept to be admitted to this Plan must be aware that the Company is subject to several risk factors that may adversely affect its businesses and results, and, subsequently, the amount of the investments to be used in this Plan. The Participants shall acknowledge, by signing the Adherence Form (as defined below), that (i) they had the option not to be admitted to this Plan; (ii) the Plan represents a benefit to the Participants in addition to their current compensation packages; and (iii) this Plan represents an investment opportunity, which shall encourage the good performance of the Company’s activities.

III. OBJECT OF THE PLAN

3.1 The object of the Plan is the payment if funds in cash by the Company to the Participants (“Bonus ”), of which a given installment must be used to purchase Share Deposit Certificates (“Units”) each of which representing fifty-five (55) common shares and fifty (50) preferred shares issued by Banco Santander Brasil.

3.2 Subject to the parameters for the payment of the Bonuses defined in Chapter VIII below, the Bonuses shall be paid to the Participants after the determination applicable to each one of the three (3) successive cycles, each comprising the period of three (3) fiscal years, as follows:

(a) 1st Cycle: years 2009, 2010 and 2011;

(b) 2nd Cycle: years 2010, 2011 and 2012; and

(c) 3rd Cycle: years 2011, 2012 and 2013.

3.2.1 The payments of the Bonuses applicable to each cycle shall be made as follows:

(a) 1st Cycle: until July 20, 2012;

(a) 2nd Cycle: until July 20, 2013; and

(a) 3rd Cycle: until July 20, 2014.

3.3 The Bonuses shall be calculated pursuant to Chapter IX and paid according to specifications approved by the Company’s Board of Directors (“Board of Directors ”) and, if managers are involved, within the limit of the global compensation of managers approved at the Company’s Annual Meeting.

3.4 The Company shall comply with the tax, labor and social security laws applicable on the payment of the Bonuses, including regarding the withholding of the Income Tax at source of the amounts paid to the Participants.

3.5 Upon the payments of the Bonuses, the Participants shall invest in Units an amount corresponding to fifty percent (50%) of the total of the Bonuses paid, after less all taxes, charges and withholdings, and the remaining net value of the Bonuses may be freely used by the Participants. For that purpose, the Company shall, at the Participant’s discretion and risk, submit a purchase order of Units to Santander S.A. Corretora de Câmbio e Títulos within no more than five (5) business days of the Bonus payment date (“Santander Corretora ”).

3.6 The investment in the Units by the Participants shall be made upon the purchase of Units at the floors of BM&FBOVESPA S.A. - Securities, Commodities, and Futures Exchange (“BM&FBOVESPA ”). The investments shall be made according to the market conditions then existing for the payment of Bonuses.

IV. PLAN ADMINISTRATION

4.1 This Plan shall be administered by the Board of Directors with the support of the Company’s Human Resources Department (“HR Department ”). The Board of Directors shall have powers, including, but not limited to:

(a) decide on any and all measures related to the administration of this Plan, detailing and application of the general rules established herein;

(b) resolve on the list of Participants and the classification of the Participants in one of the cycles comprising this Plan;

(c) establish and change the dates on which the Bonuses may be paid, the terms of the investment in the Units and other terms and conditions of the Investment Form (as defined below), in addition to any adaptations that may be made as a result of changes in the relevant legislation;

(d) examine exceptional cases arising out of or related to this Plan;

(e) settle doubts as to the interpretation of the general rules set forth in this Plan;

(f) approve the terms and contents of the Agreement (as defined below) and any other document related to the Plan; and

(g) propose changes to the Plan due to adaptations of similar plans adopted by other companies of the Santander Group.

4.2 The HR Department shall handle the implementation of the Plan as determined herein, including, but not limited to, calculation of the parameters (as defined below), and shall provide all applicable notices to the Participants throughout the course of the Plan.

V. PARTICIPANTS OF THE PLAN

5.1 For the purposes of this Plan, for each of the three cycles Participants will be those determined by the Board of Directors and reported to the HR Department, the choice of whom shall take into consideration the seniority at the Santander Group Brasil. After the Participants comprising a given cycle are defined, no new Participants will be allowed to enter the said cycle; however, it will be possible (a) to switch Participants from one cycle to another; and (b) subject to the provisions of Chapter XI, to exclude the Participant from the cycle, at any time, and according to decisions made by the Board of Directors.

VI. AGREEMENT; INVESTMENT FORM

6.1 Subject to the provisions of this Plan, the Participants shall sign:

     (i) an agreement of the Plan (“Agreement ”) upon its eligibility with the Participant of each cycle of this Plan, which shall, among other provisions, provided for:

     (a) the full consent of the Participant to the rules and conditions contained herein in relation to the respective cycle;

     (b) the number of Reference Units for the purposes of this Plan applicable to the respective cycle (“Number of Reference Units”), and the effective quantity shall be determined upon the determination of the Bonus as a result of the application of the parameters (as defined below); and

     (c) the consent with the discount in the payroll for the investment in Units under the terms provided for herein; and

     (ii) an Investment Form (“Investment Form”) to be signed together with the Agreement, which shall include, among other provisions, the investment in Units as a result of the determination of the Bonus.

6.2 The number of Reference Units to calculate the Bonus to be paid to each Participant under this Plan shall be freely defined by the Board of Directors at each cycle considering the relevance and essentiality of the position, the Participant’s potential, the involvement in strategic projects and the value added offered to the Company. The exact amounts to be paid to the Participants as Bonus in each fiscal year shall be defined after the application of the parameters and shall be calculated pursuant to Chapter IX below.

VII. QUANTITY LIMIT; NON-DILUTION

7.1 The Plan shall not cause dilution of the capital of Banco Santander Brasil, since the investment in the Units shall be made through direct purchases in the market.

VIII. PARAMETERS FOR THE PAYMENT OF BONUSES

8.1 The amounts of the Bonus shall be determined in accordance with the determination of two (2) performance parameters of Banco Santander Brasil in each cycle applicable (“Parameters ”): (a) Total Return to the Shareholder (“RTA”) (defined pursuant to Section 8.5 below); and (b) the comparison, measured in percentage, between the Annual budgeted Net Profit, as determined by the Board of Directors for each applicable year (“Budgeted Net Profit”), and the annual Net Profit realized according to the International Financial Reporting Standards, issued by the International Accounting Standards Board - IASB (“IFRS”), for each applicable year (“Realized Net Profit”). For the fiscal year 2009, exceptionally, the IFRS criterion adopted by Banco Santander, S.A. (Spain) shall be considered due to the non-existence of goal in the criterion referred to in the preceding sentence . Each of the said parameters shall individually determine up to fifty percent (50%) of the amounts to calculate the Bonus to be received by the Participants.

8.2. The parameters shall be evaluated on the following basis:

(a) Total Return to the Shareholder - RTA: The RTA of Banco Santander Brasil shall be determined, according to the terms of Section 8.5 below, in the fiscal years of each cycle and shall be compared with the RTAs of its major competitors, according to list of institutions chosen by the Board of Directors and disclosed to the HR Department. The position of Banco Santander Brasil among its competitors in relation to the RTA shall determine the RTA Percentage applicable in each fiscal year (“RTA Percentage ”), according to the following table:

Position among competitors – RTA	Percentage of the Bonus to be applied to the Participant
1st (first)	50%
2nd (second)	35%
3rd (third)	25%
4th (fourth)	0%

(b) Budgeted Net Profit compared to Realized Net Profit: The Parameter shall be applied in each fiscal year during the three (3) cycles (2009-2014) to encourage both the performance of each year and the total period of three (3) years of each cycle. The Parameter shall be calculated by dividing the (i) Realized Net Profit by the (ii) Budgeted Net Profit, in percentage terms, determined after (i) each applicable vesting and (ii) at the end of each cycle to determine the result accrued along the years each cycle. (i) ten percent (10%) for each year of the cycle; and (ii) twenty percent (20%) shall be allocated to determine the Realized Net Profit accrued in each cycle. The tables below indicate the percentage to be applied pursuant to Chapter IX below (“Net Profit Percentage ”):

(b.1) 1st Cycle - years 2009 to 2011

Year 2009:

Percentage of the Realized Net Profit x Budgeted Net Profit (2009)	Percentage of the Bonus to be applied to the Participant
100%	10%
90%	8%
80%	5%
70%	2%
< 70%	0%

Year 2010:

Percentage of the Realized Net Profit x Budgeted Net Profit (2010)	Percentage of the Bonus to be applied to the Participant
100%	10%
90%	8%
80%	5%
70%	2%
< 70%	0%

Year 2011:

Percentage of the Realized Net Profit x Budgeted Net Profit (2011)	Percentage of the Bonus to be applied to the Participant
100%	10%
90%	8%
80%	5%
70%	2%
<70%	0%

Accrued during the 1st Cycle (years 2009, 2010 and 2011):

Percentage of the Realized Net Profit x Budgeted Net Profit (accrued 2009, 2010 and 2011)	Percentage of the Bonus to be applied to the Participant
100%	20%
90%	16%
80%	10%
70%	4%
<70%	0%

8.2.1 The Board of Directors shall be incumbent to timely define the percentages to be applied in the determination of the Net Profit Percentage in the 2nd and 3rd Cycles.

8.3 If the Realized Net Profit compared to the Budgeted Net Profit result at the intermediate ranges of the tables above, the calculation shall be made through interpolation. If the Realized Net Profit is higher than a hundred percent (100%) of the Budgeted Net Profit, the maximum percentage shall be considered to each Participant, that is, ten percent (10%) for each fiscal year individually and twenty percent (20%) for the accrued in each cycle.

8.4 The RTA Percentage added to the Net Profit Percentage applicable in each fiscal year shall be the percentage to be applied for each Participant (“Performance Percentage ”). The Performance Percentage shall determine the Bonus and the calculation basis of the investment in the Units, pursuant to Chapter IX below. The Performance Percentage shall be the same for all Participants, so as there shall be no individual calculation.

8.5 For the purposes of this Plan, the RTA is a financial result indicator, determined in percentage terms, defined through the difference between (a) the result of hypothetical investments made, individually, in Units issued by Banco Santander Brasil and shares of its major competitors, determined for each of the three cycles on December 31, 2011, December 31, 2012 and December 31, 2013, respectively (“Final Values ”); and (b) the result of the same hypothetical investments for each of the three cycles on October 7, 2009, December 31, 2009 and December 31, 2010, respectively (“Initial Values ”), as follows:

(a) The Initial Values are calculated by the weighted average per daily volume of the weighted average price of the Unit or share in question within fifteen (15) business days at BM&FBOVESPA immediately prior to:

1st Cycle: October 7, 2009 including, that is, from September 17, 2007 to October 7, 2009 for the competitors and for Banco Santander Brasil shall be R$ 23.50 per Unit;

2nd Cycle: December 31, 2009; and

3rd Cycle: December 31, 2010.

(b) the determination of the Final Values shall consider the amounts related to dividends and interests on own capital, that may be distributed to the shareholders until December 31, 2011, December 31, 2012 and December 31, 2013, according to the cycle applicable, as if they had been reinvested in the payors on such dates they were made available to the shareholders;

(c) The Final Values are calculated by the weighted average per daily volume of the weighted average price of the Unit or share in question within fifteen (15) business days at BM&FBOVESPA immediately prior to December 31, 2011, December 31, 2012 and December 31, 2013, according to the cycle applicable;

(d) according to the above, exceptionally, the 1st Cycle shall have a shorter determination period because of the date on which the trading of the Units commences at the floor of BM&FBOVESPA.

8.5.1 The determination of the RTA shall use (i) the weighted averages per daily volume of the average price of the registered common shares and registered preferred shares issued by the Company’s major competitors, when applicable and, for the calculation of the Company, (ii) the Units of the Company – ticker SANB11. Any change of type or otherwise in relation to the shares in negotiation shall be subject to examination and review by the Board of Directors to determine the new calculation basis.

8.6 Subject to the Policy of Trading with Securities issued by the Company, the Company’s Investor Relations Director may, at any time, establish restrictions for the making of the Investment in Units on dates prior to the disclosure of material facts by the Company including, but not limited to, dates prior to the end of the fiscal year and the publication of the Company’s financial statements, dates comprised between decisions for capital increase, distribution of dividends, bonus in share or split and the publication of the respective notices or announcements and such other dates on which the investment is recommended to be suspended.

IX. CALCULATION OF THE BONUS; CALCULATION OF THE INVESTMENT IN UNITS

9.1 The Bonuses for each Participant, at each cycle, shall be calculated as follows:

Number of Reference Units x Performance Percentage x Payment Price

Wherein:

Number of Reference Units: as defined in Section 6.1(b) above

Performance Percentage : as defined in Section 8.4 above

Payment Price: calculated by the weighted average per daily volume of the weighted average price of the Unit within fifteen (15) business days at BM&FBOVESPA immediately prior to June 10, 2012, June 10, 2013, June 10, 2014, according to the cycle applicable.

9.2. The investment in Units shall be made in an amount corresponding to fifty percent (50%) of the total of the Bonuses paid, after less all taxes, charges and withholdings, pursuant to Sections 3.5 and 3.6 above.

X. UNITS DISPOSAL RESTRICTIONS (LOCK -UP )

10.1 The quantity of the Units comprising the investment under this Plan may not be disposed of by the Participant for one (1) year as of the purchase date of each batch of Units (“Lock-up Period ”). For the avoidance of doubt, the Lock-up Period shall be started every time investments in Units are made by the Participant, as a result of the distribution of the Bonus. The Units shall remain blocked for disposal at Santander Corretora during the Lock-up Period.

10.2 For the purposes of this Chapter X, “disposal” means the offer, the sale, the promise to sell, the closing of sale, the exchange, the rent, the promise to rent, the pledge, the giving in trust, the transactions with derivatives backed in Units or any other direct or indirect manner of disposal or encumbrance of Units.

XI. DISCHARGE, DEATH AND DISABILITY

11.1 Subject to the provisions of Section 11.2 below, the Plan shall be legally terminated in advance in relation to such the Participants who resign or are dismissed from the Company and/or controlled companies and no longer have executive attributions in any company of the group.

11.2 In the event of discharge of the Participant, the following rules shall apply:

(a) in case of discharge of a Participant as a result of dismissal, resignation or by virtue of dismissal with cause or removal from office, the Participant shall lose the right to participate in the Plan, so as to leave no right to receive future Bonuses;

(b) in case of discharge of a Participant due to termination of the Employment agreement as a result of acts practiced by the Company, pursuant to article 483 of the Brazilian Labor Code, or by virtue of dismissal without cause, or by mutual consent in case of a Participant who does not have an employment relationship, the Participant shall receive, at the time the payments are made to the other Participants of the respective cycle, the amount of Bonus proportional to the time of permanence of the Participant in the Plan, subject to the Performance Percentage, and according to the following formula:

Discharge Date – Cycle Commencement Date = % to be applied on the Bonus
   Total Duration of Cycle (number of days)

(b.1) as example, what follows is the formula indicated above with hypothetical dates:

8.20.2010 – 1.22.2010 = 210 (days) = 23.59%
               890                        890

Wherein:

8.20.2010 = Participant’s Discharge Date

1.22.2010 = Cycle Commencement Date

890 = total days of the Cycle = 6/30/12 – 1/22/2010

     (b.2) the percentage so calculated (in the example, 23.59%) shall be applied on the Bonus, so as a new number of Reference Units shall be determined on which the Performance Percentage shall apply. After said determinations, the Bonus shall be paid.

(c) in case of death of the Participant, the Bonus shall be paid to the successors after the cycle applicable without applying the percentage of time of permanence of the Participant no cycle applicable of the Plan, but applying the Performance Percentage, pursuant to the calculation provided for in Chapter IX above;

(d) in case of permanent disability of the Participant, as proven by two (2) medical reports (public or private institution), the Bonus shall be paid to the Participant after the cycle applicable without applying the percentage of time of permanence of the Participant no cycle applicable of the Plan, but applying the Performance Percentage, pursuant to the calculation provided for in Chapter IX above;

(e) in case of a medical leave of the Participant, the Plan shall continue in its regular course; and

(f) in the event of retirement of the Participant for time of service, the provisions in item (b) above shall apply.

11.2.1 It is explained that, in the events described in items (b), (c), (d) and (f) of Section 11.2 above, the Participant or his/her successor, as the case may be, shall not be required to make the investment in Units.

11.3 In the event the Participant is discharged from the Company to be transferred to another company of the Santander Group located outside Brazil, the provisions of Section 11.2(b) above shall apply upon the discharge from the Company. In addition, the conditions for the Participant so transferred to participate in the Long-Term Incentive Plan sponsored by the unit of the Santander Group receiving him/her shall be checked.

11.4 For the avoidance of doubt, the same parameters shall be used for all Participants, including those discharged and in the other events described in this Chapter XI, since the parameters relate to the Company’s performance in already specified periods and the calculation thereof shall always be in accordance with Chapter VIII, regardless of the Discharge Date or the occurrence of other events described in this Chapter XI. In addition, to avoid doubt, the payments of Bonuses shall be made, in each cycle, concurrently to all Participants or successors, as the case may be, regardless of the Participant continuation as an employee of Banco Santander Brasil at the time of the payments of the Bonuses.

XII. QUANTITATIVE ADJUSTMENTS IN THE NUMBER OF REFERENCE UNITS

12.1 In order to preserve the Purposes of the Plan, the number of Reference Units shall be adjusted up or down upon the occurrence of: (a) split, grouping or bonus of shares; (b) consolidation, merger, split-up; (c) other procedures of similar nature and relevant meaning. Any adjustment shall also be reflected in the calculation of the Final Values for the purposes of the RTA.

12.2 The HR Department, under the supervision of the Board of Directors, shall proceed to the said quantitative adjustments using the methods adopted by the BM&FBOVESPA to make similar adjustments in its markets of shares.

XIII. NO INTERFERENCE WITH THE EMPLOYMENT, OFFICE OR CONTRACTUAL RELATIONSHIP

13.1 No provision of this Plan may be interpreted as creating rights to the Participating employees, other than those related to the Bonuses, nor shall grant rights to the Participants related to the guarantee of permanence as employee or manager or otherwise interfere with the Company’s right, subject to the legal conditions and those of the employment agreement, to terminate the relationship with the Participant at any time.

13.2 Additionally, no provision of this Plan shall grant any director or member of the Board of Directors Participant, rights concerning permanence until the end of the term thereof, or otherwise interfere with the Company’s right to dismiss him/her or assure his/her right to reelection.

XIV. EFFECTIVE DATE AND PLAN TERMINATION

14.1 The Plan becomes effective immediately after its approval at the Company’s Special Meeting and shall remain in force until 12.31.2014. It is, however, understood that the Plan may be terminated, suspended or changed, at any time, as proposed by the Board of Directors approved at the Special Meeting. The termination of the duration of the Plan shall not affect the payment of Bonus, but shall suspend or cancel, as the case may be, the payment of future Bonus.

XV. ADDITIONAL PROVISIONS

15.1 The Board of Directors, in the interest of the Company and its shareholders, may revise the conditions of the Plan, provided that such revision does not change its basic principles, particularly the maximum amounts to be paid according to the Plan, approved by the General Meeting.

15.2 The Board of Directors may also establish a particular treatment for special cases and situations, during the effectiveness of the Plan, provided that it does not hinder the rights already granted to the Participants, or the basic principles of the Plan. Such particular treatment shall not constitute a precedent to be used by other Participants.

15.3 Each Participant shall be responsible for complying with the tax law in force and for the respective payment of taxes levied on the Plan.

15.4 Any relevant legal change regarding the regulation of companies by shares and/or to the tax effects applicable to the Company and to the Participants may imply in its partial or full revision, or even suspension or termination, at the discretion of the Board of Directors, maintaining the rights of the Participants who already have Bonus to receive.

15.5 The casus omissus shall be governed by the Board of Directors.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 21, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President